Mail Stop 3561

April 6, 2010

John O. Stewart
Executive Vice President and Chief Financial Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024

> **Re:** **Dr Pepper Snapple Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-33829**

Dear Mr. Mohapatra:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you calculated the aggregate market value of common equity held by non-affiliates to be $5,382,637,225 as of June 30, 2009, and that you did not indicate by check mark whether you have submitted electronically and posted on your corporate Website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T. Please tell us whether you have filed such interactive data, and if not, explain to us why you have not provided the interactive data files pursuant to Rule 405 of Regulation S-T.

Management's Discussion and Analysis, page 23

Results of Operations, page 27

2.      We note that you received a $900 million upfront payment in 2010 for licensing
        certain brands to PepsiCo.  Please describe the effect on your results of operations
        and cash flows of the prior arrangements with Pepsi Bottling Group and Pepsi
        Americas, and provide indicative value of the impact that those arrangements'
        replacement with the recent arrangement with PepsiCo will have on your financial
        statements.

3.      We note that you will record the $900 million payment from PepsiCo as deferred
        revenue.  Please provide us with your analysis under FASB ASC 470-10-25 in
        determining that the payment should be classified as deferred revenue rather than
        debt.

Note 16.  Stock-Based Compensation, page 104

Modifications of Share-Based Awards, page 107

4.      We note that you allowed for individual restricted stock unit awards (RSUs) to
        participate in dividends in the event of a dividend declaration.  Please tell us how
        you considered FASB ASC 260-10-45-61 (FSP EITF 03-06-1) with regards to
        including the RSUs within the computation of calculating basic earnings per
        share.

Part IV

Item 15.  Exhibits and Financial Statement Schedules

5.      We note that you failed to include the exhibits, schedules, or annexes to some of
        your filed exhibits.  Please file a complete copy of Exhibit 10.1, Exhibit 10.2, and
        Exhibit 10.3 with your next Exchange Act report.

*****

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response.  Please furnish a cover letter that keys your
response to our comment and provides any requested information.  Detailed cover letters
greatly facilitate our review.  Please understand that we may have additional comments
after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.  Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,


John Reynolds
Assistant Director